EXHIBIT 99.2

Form 51-102F3

Material Change Report

Item 1.  Name and Address of Company

Mogo Inc. (the "Company" or "Mogo")

2100 – 401 West Georgia Street

Vancouver, British Columbia

V6B 5A1

Item 2. Date of Material Change

May 27, 2020

Item 3. News Release

A news release was disseminated on May 25, 2020 via Canada Newswire.

Item 4. Summary of Material Change

The Company announced that holders (the "Convertible Debentureholders") of its 10.0% convertible senior secured debentures due May 31, 2020 (TSX: MOGO.DB) (the “Convertible Debentures“) passed, at a meeting of Convertible Debentureholders held on Friday, May 22, 2020 (the “Meeting”), an extraordinary resolution approving certain amendments to the indenture governing the Convertible Debentures, including the extension of the maturity date to May 31, 2022.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

The Company announced that Convertible Debentureholders passed, at the Meeting, an extraordinary resolution approving certain amendments to the indenture governing the Convertible Debentures, including the extension of the maturity date to May 31, 2022.

Convertible Debentureholders voted over 94% in favour of the extraordinary resolution, with over 78% of the outstanding aggregate principal amount of Convertible Debentures being voted.

The Convertible Debentures will continue to trade under the same trading symbol as the original Convertible Debentures subject to the following amendments as approved at the Meeting (collectively, the “Amendments”):

●	Extension of the maturity date of the Convertible Debentures from May 31, 2020 to May 31, 2022;

●	Reduction of the conversion price of the principal by 45% from $5.00 to $2.75 per common share;

●	Increase in the frequency of interest payments from semi-annually to quarterly;

●	Increase in the early conversion trigger from 115% to 125% (such price now equaling $3.4375 per common share based on the amended conversion price) to allow investors greater opportunity to take advantage of a rising share price and thus an extended period to benefit from the coupon payment;

●	Amendment of the provisions relating to payment of interest upon early conversion so as to ensure that payment of interest through the issuance of common shares is permitted by and complies with applicable securities regulations and stock exchange policies; and

●	Amendment of the definition of change of control provision to provide the Company with greater flexibility to pursue or enter into a strategic transaction.

The Company entered into a second supplemental convertible debenture indenture with Computershare Trust Company of Canada to implement the Amendments on May 27, 2020, at which time the Amendments to the Convertible Debentures became effective.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Gregory Feller, the President and Chief Financial Officer of the Company is knowledgeable about the material change described above. His business telephone number is 1-800-980-6646.

Item 9. Date of Report

June 8, 2020.

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